Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of
Gerber Scientific, Inc.:
     We consent to the incorporation by reference in this Registration Statement on Form S-8 of Gerber Scientific, Inc. (the “Company”) of our report dated July 12, 2005, except as to Note 1 - asset retirement obligations and Note 2 to the consolidated financial statements which are as of July 28, 2006, with respect to the consolidated balance sheet of Gerber Scientific, Inc. and subsidiaries as of April 30, 2005 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years ended April 30, 2005 and 2004, which report appears in the April 30, 2006 annual report on Form 10-K of Gerber Scientific, Inc. Our report refers to the company’s restatement of its consolidated financial statements as of April 30, 2005 and for the years ended April 30, 2005 and 2004.
KPMG LLP
Hartford, Connecticut
September 20, 2006